April 3, 2025

Brian Read
Chief Financial Officer
Serve Robotics Inc.
730 Broadway
Redwood City, CA 94063

       Re: Serve Robotics Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-42023
Dear Brian Read:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing